Velvet Rope Special Events, Inc.

264 S. La Cienega Blvd. Suite 700

Beverly Hills, CA 90211

October 24, 2008

Securities and Exchange Commission

Washington DC 20549-7010

            Attn.: Mr. Tom Kluck, Branch Chief, Division of Corporation Finance

                        Re:       Registration Statement on Form S-1 Number 333-154422 (the Registration Statement”)

filed October 17, 2008 by Velvet Rope Special Events, Inc. (the “Registrant”)

Ladies and Gentlemen:

            The Registrant hereby amends the Registration Statement to include the following language on the cover page thereof:

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

Very truly yours,

Velvet Ropes Special Events, Inc.

By:  /s/ Maneeja Noory, CEO

            Maneeja Noory, CEO